HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

SUPPL

RECEIVED
2008 JUL 21 A 10:41

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549 [redacted]
USA

08003899

Bornheim, July 14, 2008

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find a group press release which we have published on our annual general meetings regarding the changes in the supervisory boards.

Kind regards,

Judith Sommer

pp. Judith Sommer

PROCESSED
JUL 23 2008
THOMSON REUTERS

Enclosure

dw 7/21

82-3729

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Annual General Meeting elects new Supervisory Board

Gerhard Wolf steps down after ten years as Chairman of the Supervisory Board at HORNBACH HOLDING AG

- **Albrecht Hornbach praises Wolf as a "superb advisor with great entrepreneurial experience"**
- **Dr. Wolfgang Rupf elected as new Chairman of the Supervisory Boards of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG**

Landau/Pfalz, July 11, 2008. After ten highly successful years at the head of the Supervisory Board of HORNBACH HOLDING AG, Gerhard Wolf was granted an affectionate farewell by shareholders at the Annual General Meeting on Friday. Wolf had already stepped down from the Supervisory Board of HORNBACH-Baumarkt-AG one day earlier. Due to age considerations, the 72 year-old no longer stood for re-election to the Supervisory Board. He is succeeded by Dr. Wolfgang Rupf, most recently Deputy Chairman of the Supervisory Boards of the two publicly listed companies.

"There are few people who have experienced our company as closely and intensively during its most important periods as Gerhard Wolf, who could draw on a wealth of entrepreneurial experience to play a key role in shaping our company", stated Albrecht Hornbach, Chairman of the Board of Management, to shareholders of HORNBACH HOLDING AG on Friday. Gerhard Wolf had not only overseen the consistent continuation of the company's international expansion. He had also subjected the company's permanent low price policy to a "critical review and given it his full professional backing", as well as "providing the Board of Management with superb advice in matters of strategy and support in implementing this strategy".

A graduate in business administration, since 1998 Gerhard Wolf chaired the Supervisory Board of HORNBACH HOLDING AG and was also Deputy Chairman at HORNBACH-Baumarkt-AG. Since April 2002 he acted as Chairman of the Supervisory Boards of both companies.

At their constitutive meetings, the Supervisory Boards of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG elected Dr. Wolfgang Rupf to succeed Gerhard Wolf. Rupf (65) has been involved with the HORNBACH Group since its first IPO in 1987 and has held a number of prominent positions in the Supervisory Board and Board of Management (1995 to 1996).

Press contact: Dr. Ursula Dauth, HORNBACH HOLDING AG, Tel: + 49 (0) 6321/678 9321, ursula.dauth@hornbach.com

Following the scheduled election on July 10, 2008, the Supervisory Board of HORNBACH-Baumarkt-AG includes the following shareholder representatives: Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG; Martin Hornbach, Managing Director of mhb Beteiligungsgesellschaft mbH; Wolfger Ketzler, Attorney at Law and Tax Advisor (Deputy Chairman of the Supervisory Board); Paul Pierre Jean Mir, Group Commercial Director of Kingfisher plc; Dr. Wolfgang Rupf, Managing Director of AKV Altkönig Verwaltungs GmbH (Chairman of the Supervisory Board) and Prof. Dr.-Ing. Jens P. Wulfsberg, Professor of Production Technology at Universität der Bundeswehr, Hamburg.

After the election on July 11, 2008, the top supervisory body at HORNBACH HOLDING AG consists of Richard Marshall Boyd, Head of Corporate Development at Kingfisher plc; Ian Cheshire, Chief Executive Officer of Kingfisher plc; Christoph Hornbach, School Director; Otmar Hornbach, Businessman; Wolfger Ketzler (Deputy Chairman of the Supervisory Board) and Dr. Wolfgang Rupf (Chairman of the Supervisory Board).

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.

The HORNBACH Group generated sales of more than € 2.6 billion in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). This is equivalent to growth of 2.9 % on the previous year. The company's market share in Germany rose during the financial year from 8.1 % to 8.3 %. The 34 international stores contributed almost 40 % of total DIY store sales.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 125 DIY megastores with garden centers in nine countries, of which 91 are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.

HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. HORNBACH was awarded the German Retail Prize in 2006 for the management achievement of the year. Last year, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with almost 13,000 individuals now employed at the Group.

Following the scheduled election on July 10, 2008, the Supervisory Board of HORNBACH-Baumarkt-AG includes the following shareholder representatives: Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG; Martin Hornbach, Managing Director of mhb Beteiligungsgesellschaft mbH; Wolfger Ketzler, Attorney at Law and Tax Advisor (Deputy Chairman of the Supervisory Board); Paul Pierre Jean Mir, Group Commercial Director of Kingfisher plc; Dr. Wolfgang Rupf, Managing Director of AKV Altkönig Verwaltungs GmbH (Chairman of the Supervisory Board) and Prof. Dr.-Ing. Jens P. Wulfsberg, Professor of Production Technology at Universität der Bundeswehr, Hamburg.

After the election on July 11, 2008, the top supervisory body at HORNBACH HOLDING AG consists of Richard Marshall Boyd, Head of Corporate Development at Kingfisher plc; Ian Cheshire, Chief Executive Officer of Kingfisher plc; Christoph Hornbach, School Director; Otmar Hornbach, Businessman; Wolfger Ketzler (Deputy Chairman of the Supervisory Board) and Dr. Wolfgang Rupf (Chairman of the Supervisory Board).

<u>About HORNBACH</u>

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.

The HORNBACH Group generated sales of more than € 2.6 billion in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). This is equivalent to growth of 2.9 % on the previous year. The company's market share in Germany rose during the financial year from 8.1 % to 8.3 %. The 34 international stores contributed almost 40 % of total DIY store sales.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 125 DIY megastores with garden centers in nine countries, of which 91 are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.

HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. HORNBACH was awarded the German Retail Prize in 2006 for the management achievement of the year. Last year, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with almost 13,000 individuals now employed at the Group.

END

Press contact: Dr. Ursula Dauth, HORNBACH HOLDING AG, Tel: + 49 (0) 6321/678 9321,ursula.dauth@hornbach.com